

10033162



...OMMISSION
Washington, D.C. 20549



# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

SEC FILE NUMBER
8- ~~40659~~ 32672

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwestern Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. Houston Suite 201
(No. and Street)

San Antonio (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert G. Rodriquez 210-344-9101
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert G. Rodriquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwestern Capital Market, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public



ICELA CHRISTINA GUTIERREZ
Notary Public, State of Texas
My Commission Expires
August 24, 2013


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

**Independent Auditor's Report**

May 24, 2010

Board of Directors
Southwestern Capital Markets, Inc.
140 E. Houston Suite 201
San Antonio , TX 78205

I have audited the accompanying balance sheet of Southwestern Capital Markets, Inc. , as of December 31, 2009, and the related statements of income, retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2009, and the results of its operations, retained earnings, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.



Edward Richardson Jr., CPA

# Southwestern Capital Markets, Inc.
# BALANCE SHEET
# As of December 31, 2009

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash In Bank | $ | 185,528.58 |
| Cash in Bank | | 150,027.91 |
| Accounts Receivable | | 237,500.00 |
| Prepaid Expenses | | 9,012.94 |
| **Total Current Assets** | | 582,069.43 |
| **PROPERTY AND EQUIPMENT** | | |
| Equipment | | 30,473.00 |
| Less: Accumulated Depreciation | | (30,471.28) |
| **Net Property and Equipment** | | 1.72 |
| **OTHER ASSETS** | | |
| Security Deposit | | 15,000.00 |
| **Total Other Assets** | | 15,000.00 |
| **TOTAL ASSETS** | $ | 597,071.15 |

See Accountant's Audit Report

# Southwestern Capital Markets, Inc.
## BALANCE SHEET
## As of December 31, 2009

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 66.87 |
| **Total Current Liabilities** | 66.87 |
| **LONG-TERM LIABILITIES** | |
| **Total Liabilities** | 66.87 |
| **STOCKHOLDERS' EQUITY** | |
| Convertible preferred stock, no par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding | 128,000.00 |
| Common Stock, no par value, 1,000,000 shares authorized, 337,679 shares issued and 335,679 outstanding | 712,138.53 |
| Retained Earnings | (243,134.25) |
| **Total Stockholders' Equity** | 597,004.28 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 597,071.15 |

See Accountant's Audit Report

# Southwestern Capital Markets, Inc.
## STATEMENT OF INCOME

| | 12 Months Ended December 31, 2009 |
|---|---|
| **Revenues** | |
| Commissions Earned | $ 485,308.00 |
| Financial Advisory Income | 277,850.00 |
| Management Income | 51,800.74 |
| Interest Income | 234.37 |
| Miscellaneous Income | 5.56 |
| **Total Revenues** | 815,198.67 |
| **Operating Expenses** | |
| Employee compensation and ben | 229,350.82 |
| Floor brokerage, exchange, and c | 1,934.00 |
| Communications and data proces | 6,178.00 |
| Interest and dividends | 852.19 |
| Occpancy | 33,836.25 |
| Other expenses | 224,244.51 |
| **Total Operating Expenses** | 496,395.77 |
| **Operating Income (Loss)** | 318,802.90 |
| **Net Income (Loss)** | $ 318,802.90 |

See Accountant's Audit Report

# Southwestern Capital Markets, Inc.
## STATEMENT OF CASH FLOWS
## For the 12 months Ended December 31, 2009

| | 2009 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income (Loss) | $ 318,802.90 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | |
| Depreciation and Amortization | 265.23 |
| Losses (Gains) on sales of Fixed Assets | 0.00 |
| Losses (Gains) on sales of Decrease (Increase) in Operating Assets: | |
| Accounts Receivable | (183,858.13) |
| Other | (1,971.73) |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | 66.87 |
| Accrued Liabilities | 0.00 |
| Total Adjustments | (185,497.76) |
| **Net Cash Provided By (Used in) Operating Activities** | 133,305.14 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds From Sale of Fixed Assets | 0.00 |
| **Net Cash Provided By (Used In) Investing Activities** | 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Notes Payable Repayments | (31,110.00) |
| Proceeds From Sale of Stock | 82,660.53 |
| Treasury Stock | 0.00 |
| **Net Cash Provided By (Used In) Financing Activities** | 51,550.53 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 184,855.67 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | 150,700.82 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ 335,556.49 |

See Accountant's Audit Report

## SOUTHWESTERN CAPITAL MARKETS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2009

| | Preferred Stock | | Common Stock | | Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January 1, 2009 | 16,000 | 128,000 | 319,147 | $ 629,478 | - | $ - | $ (561,937) | $ 195,541 |
| Net Income | - | - | - | - | - | - | 318,802 | 318,802 |
| Capital Transactions | - | - | 16,532 | 82,661 | - | - | - | 82,661 |
| Prior Period Adjustments | - | - | - | - | - | - | - | - |
| Balance at December 31, 2009 | 16,000 | 128,000 | 335,679 | $ 712,139 | - | $ - | $ (243,134) | $ 597,004 |

# Southwestern Capital Markets, Inc.
# STATEMENT OF RETAINED EARNINGS

| | | 12 Months Ended December 31, 2009 |
|---|---|---|
| Beginning of Period | $ | (561,937.15) |
| Plus: Net Income | $ | 318,802.90 |
| Less: Dividends Paid | | 0.00 |
| **RETAINED EARNINGS END OF PERIOD** | $ | (243,134.25) |

See Accountant's Audit Report

**SOUTHWESTERN CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Southwestern Capital Markets, Inc. a Texas Corporation the (Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is authorized to engage in the following types of business: (a) broker or dealer retailing corporate securities over the counter; (b) broker or dealer retailing corporate debt securities; (c) underwriting or selling group participant (corporate securities other than mutual funds); (d) mutual fund retailer; (e) U.S. government securities dealer; (f) U.S. government securities broker; (g) municipal securities dealer; (h) municipal securities broker; and (i) investment advisory services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement among Underwriters for the particular underwritings' involved.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

**SOUTHWESTERN CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the syndicate manager.

Primary and secondary trade revenue is recognized on the trade or settlement date whichever is applicable under the circumstances.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D - CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; one is insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other is insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SIPC insures securities up to a maximum of $500,000. As of December 31, 2009, the Company had $0 of deposits in excess of FDIC coverage, $50,027.91 of deposits in excess of SIPC coverage, and $0 of securities in excess of SIPC securities coverage.

In management's view, there is not a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE E – RELATED PARTY TRANSACTIONS

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. and Vaquero Investment Management Corporation. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission of rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2009, the Company made payments of $71,717.33 in operating expenses to Vaquero Capital Corporation, Inc.

NOTE F – CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

**SOUTHWESTERN CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

NOTE G – CAPITAL STOCK

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred are declared at the discretion of the Board of Directors.

NOTE H – DEFINED CONTRIBUTRION PENSION PLAN

The company maintains a Simplified Employee Plan (SEP) plan in accordance with Internal Revenue Code Section 401 (k) covering all employees. The Company may contribute up to a maximum of 15% of an eligible participant's annual compensation. For 2009, the Company does not expect to contribute to the pension plan.

NOTE I– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE J – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | | |
|---|---|---|---|
| Furniture & Fixtures | 7 years | $ | 21,899 |
| Telephone System | 7 years | | 8,574 |
| | | | 30,473 |
| Less – accumulated depreciation | | | (30,471) |
| Total | | $ | 2 |

Depreciation expense was $265.23 for the year December 31, 2009 and is included in the operating expenses in the accompanying statement of income.

**SOUTHWESTERN CAPITAL MARKETS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2009**

NOTE K – LEASES

Operating leases – The Company has a lease agreement for the rental of office space in San Antonio. The lease agreement is month to month. Total rent expense under this agreement for the year ended December 31, 2009 was $33,836.25.

NOTE L – ADVERTISING

The advertising expense for the year was $7,217.31; the entire amount was expensed as incurred.

## Supplementary Information

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2009**

See accountant's audit report

**Southwestern Capital Markets, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2009**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 597,004.28 |
| Nonallowable assets: | | |
| Property and equipment | 1.72 | |
| Accounts receivable – other | 237,500.00 | |
| Other Assets | 24,012.94 | 261,514.66 |
| Net allowable capital | | $ 335,489.62 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 4.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000.00 |
| Net capital requirement | $ 100,000.00 |
| Excess net capital | $ 235,489.62 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 67.00 |
| Percentage of aggregate indebtedness to net capital | 00.02% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2009 | $ 335,490.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | (0.00) |
| Change in Non Allowable Assets | 0.000 |
| NCC per Audit | 335,489.62 |
| Difference | $ (0.38) |

See accountant's audit report

**Southwestern Capital Markets, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2009**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2009 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2009 | $ - |

See accountant's audit report

## REPORT ON INTERNAL CONTROL

**For the year ended December 31, 2009**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2010

Board of Directors
Southwestern Capital Markets, Inc.
Book on the Building
140 E. Houston
Suite 201
San Antonio, TX 78205

In planning and performing my audit of the financial statements and supplemental schedules of Southwestern Capital Markets, Inc. for the year ended December 31, 2009, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA

**REPORT ON SIPC ASSESSMENT RECONCILIATION**

**For the year ended December 31, 2009**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Southwestern Capital Markets, Inc.
Book Building on the Riverwalk
140 E. Houston
Suite 201
San Antonio, TX 78205

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Southwestern Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Southwestern Capital Markets, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Southwestern Capital Markets, Inc.'s management is responsible for Southwestern Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including check amounts of $150.00, $461.07, and $1,480.24.

2. Compared audited Total Revenue for the period of April 01, 2009 through the December 31, 2009 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Southwestern Capital Market, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

May 18, 2010

# Southwestern Capital Markets, Inc.

## Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

## For the Year Ended December 31, 2009
## (With Independent Auditor's Report Thereon)
## and
## Supplemental Report on Internal Control

*December 31, 2009*

**SOUTHWESTERN CAPITAL MARKETS, INC.**
**December 31, 2009**

**Contents**